Exhibit 99.1

March 17, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Form 12b-25 filed by iGate Corporation and our statement required by Rule 12b-25(c)

Dear Sir or Madam:

Pursuant to Rule 12b-25 of the Exchange Act, we inform you that we have been furnished a copy of Form 12b-25, to be filed by iGate Corporation (the “Company”) on March 17, 2005, which contains notification of the Company’s inability to file its Annual Report on Form 10-K for the year ended December 31, 2004 by March 16, 2005.

We have read the Company’s statements contained in Part III therein and wish to re-emphasize that the sole reasons for the Company’s inability to file its 2004 Form 10-K on March 16, 2005 are due to the Company’s inability to complete its 2004 year-end closing process and to complete the preparation of its consolidated financial statements.

Very truly yours,

/s/ PricewaterhouseCoopers LLP